Orkla – 4. kvartal 2002

03007312

"Exemption No. 82-3998"

SUPPL

KONSERNETS RESULTATREGNSKAP

Beløp i mill. kroner	1.1.-31.12. 2002	1.1.-31.12. 2001	1.10.-31.12. 2002	1.10.-31.12. 2001
Driftsinntekter	**42.979**	44.799	**10.983**	11.577
Driftskostnader	**(37.084)**	(38.965)	**(9.512)**	(10.113)
Ordinære av- og nedskrivninger	**(2.232)**	(2.148)	**(574)**	(547)
Driftsresultat før goodwill og andre inntekter og kostnader	**3.663**	3.686	**897**	917
Ord. av- og nedskrivninger goodwill	**(499)**	(454)	**(134)**	(122)
Andre inntekter og kostnader [i]	**(143)**	28	**(123)**	9
Driftsresultat	**3.021**	3.260	**640**	804
Resultat fra tilknyttede selskaper	**305**	1.510	**48**	1.275
Utbytter	**369**	545	**16**	4
Salgsgevinster porteføljeaksjer	**(95)**	(760)	**(248)**	(932)
Finansposter, netto	**(1.193)**	(1.302)	**(331)**	(350)
Resultat før skatt	**2.407**	3.253	**125**	801
Skattekostnad	**(630)**	(773)	**(14)**	(111)
Resultat etter skatt	**1.777**	2.480	**111**	690
Minoritetenes andel av resultatet	**166**	211	**7**	49
Resultat før skatt, Industri	**2.067**	3.363	**303**	1.688
Resultat før skatt, Investeringsområdet	**340**	(110)	**(178)**	(887)
Resultat pr. aksje utvannet (kr)	**7,7**	10,7	**0,5**	3,0
Resultat pr. aksje utvannet korrigert (kr) [ii]	**10,6**	12,8	**1,6**	3,5

i) Andre inntekter og kostnader utgjorde -143 mill. kroner pr. 4. kvartal 2002: Restrukturering Orkla Foods (-59 mill. kroner), restrukturering Orkla Drikkevarer (-9 mill. kroner), nedskrivning og restrukturering Media (-120 mill. kroner), gevinst ved salg av Kemetyl (25 mill. kroner), gevinster ved avhendelse av kraftverk (129 mill. kroner), nedskrivning og restrukturering Kjemi (-109 mill. kroner). Pr. 4. kvartal 2001, 28 mill. kroner: Gevinst ved salg av Fredrikstad Blikk- og Metallvarefabrikk (48 mill. kroner) samt avsetning for rivningsprosjekter (-27 mill. kroner), alt vedrørende Kjemi. Gevinst ved salg av Kalnapilis, Orkla Drikkevarer (20 mill. kroner) og restrukturering av Carlsberg Breweries' hovedkontor (-13 mill. kroner).
ii) Før goodwillavskrivninger og andre inntekter og kostnader.

KONSERNETS DRIFTSINNTEKTER OG DRIFTSRESULTAT FØR GOODWILLAVSKRIVNINGER I MILL. KRONER PR. KVARTAL

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Orkla-konsernet

HOVEDTREKK FOR KONSERNET I 4. KVARTAL

- Orklas resultat før skatt ble 125 mill. kroner i 4. kvartal 2002, sammenlignet med 801 mill. kroner i tilsvarende periode i 2001. Endringen forklares i hovedsak av at Orkla i 4.kvartal 2001 solgte eierandelen i Hartwall med en samlet gevinst på 1,35 mrd. kroner.
- Pr. 4. kvartal ble resultat før skatt 2.407 mill. kroner mot 3.253 mill. kroner i 2001. Resultat pr. aksje for 2002 ble 7,7 kroner mot 10,7 kroner i 2001. Styret foreslår at det utbetales et utbytte for 2002 på 3,40 kroner pr. aksje, en økning på cirka 5 % fra 3,25 kroner for 2001.
- Den underliggende driften for industriområdet var i sum positiv i kvartalet. Betydelig fremgang for Orkla Brands ble delvis motvirket av fortsatt svake resultater for mediavirksomheten. Korrigert for valutaomregningseffekter var driftsresultatet før goodwillavskrivninger for konsernet cirka 4 % bedre enn i 2001. Sammenligningen mot fjorårets 4. kvartal påvirkes også av endret regnskapspraksis i Carlsberg Breweries på grunn av innføring av ny dansk regnskapslov fra 2002. Hvis Orkla hadde justert sine 2001 tall i tråd med ny regnskapspraksis i Carlsberg Breweries, ville også drikkevarevirksomheten vist resultatfremgang i kvartalet. På årsbasis er effekten av ny regnskapspraksis i Carlsberg Breweries relativt liten.
- I et svært svakt aksjemarked i 2002 utviklet Orklas aksjeportefølje seg bedre enn børsindekser det er relevant å sammenligne med. Totalavkastningen for investeringsporteføljen pr. 4. kvartal var på -14,8 %, mot -31,1 % for Oslo Børs Benchmark index. Det ble i 4. kvartal realisert poster med netto tap på 248 mill. kroner mot 932 mill. kroner i 2001. Kursreserven i aksjeporteføljen var 190 mill. kroner ved utgangen av 2002, sammenlignet med 2,7 mrd. kroner på samme tid i 2001. Pr. 18. februar 2003 var kursreserven negativ med vel 400 mill. kroner.

Konsernets omsetning i 4. kvartal ble 10.983 mill. kroner sammenlignet med 11.577 mill. kroner i samme periode i 2001. Valutaomregningseffekter for utenlandske aktiviteter var negative i kvartalet med 674 mill. kroner. Driftsinntektene for kjemiområdet ble også i 4. kvartal negativt påvirket av styrket norsk krone og svekket dollar. I tillegg var leveranser av fiskeolje til fiskefôrindustrien lavere.

Konsernets driftsresultat før goodwillavskrivninger ble i 4. kvartal 897 mill. kroner, sammenlignet med 917 mill. kroner for samme periode 2001. Det meste av konsernets industrivirksomhet hadde positiv resultatutvikling både i 4. kvartal isolert og for året totalt. Denne generelle fremgangen motvirkes imidlertid av at enkelte virksomheter, særlig innen media- og seafoodvirksomhetene, sliter med svake markedsforhold og lav lønnsomhet. For året som helhet hadde industrivirksomheten en avkastning på anvendt kapital på 12,7 % sammenlignet med 12,6 % i 2001.

Korrigert for valutaomregningseffekter var det en underliggende fremgang i driftsresultatet før goodwillavskrivninger på 4 % i kvartalet. Sammenligningen mot fjoråret påvirkes imidlertid også av endret regnskapspraksis i Carlsberg Breweries på grunn av innføring av ny dansk regnskapslov fra 2002. I denne forbindelse omarbeidet Carlsberg Breweries sitt regnskap for 2001 i tråd med ny praksis. Dette fikk særlig effekt på periodisering av emballasjekostnadene ved at returemballasje tidligere ble direkte utgiftsført, men etter ny praksis blir dette aktivert og avskrevet jevnt over brukstiden. For Orkla representerte omregningen av 2001-tallene på års-basis en driftsresultateffekt på kun -44 mill. kroner mot Orklas rapporterte tall for 2001. Dette ble vurdert som ikke vesentlig, og Orkla valgte derfor ikke å justere regnskapet for 2001. I 4. kvartal isolert var imidlertid effekten -82 mill. kroner, og den underliggende utviklingen for både Drikkevarer og konsernet totalt er derfor tilsvarende bedre i 4. kvartal. Hensyntatt denne effekten samt valutaomregning ville veksten for konsernet vært 14 %.

Andre inntekter og kostnader var -123 mill. kroner i 4. kvartal. Kjemivirksomheten solgte ni mindre kraftverk (160 GWh) med samlet gevinst på cirka 130 mill. kroner, samt gjennomførte nedskrivninger av goodwill og anleggsmidler i Kina og USA med til sammen cirka 110 mill. kroner. I Orkla Media foretok Berlingske nedskrivninger og avsetninger på til sammen cirka 120 mill. kroner knyttet til besluttet trykkerisamarbeid med Politiken samt ytterligere nedbemanninger. Hensyntatt de forretningsplaner som foreligger er det ikke funnet grunnlag for å nedskrive goodwill andre steder.

Ser man bort fra gevinsten fra salget av eierandelen i Hartwall i 2001 økte resultatbidraget fra tilknyttede selskaper til 48 mill. kroner. Økningen skyldes primært resultatforbedring i Jotun og også høyere resultatbidrag fra tilknyttede selskaper i Carlsberg Breweries.

Mens konsernets driftsresultat er negativt påvirket av en styrket norsk krone, er effekten på konsernets valutagjeld positiv. Sammen med et generelt lavere rentenivå bidrar dette til lavere netto rentekostnader. Dette motvirkes imidlertid av valutatap for Carlsberg Breweries i BBH og Tyrkia samt nedskrivning av enkelte finansielle anleggsmidler.

Realiserte tap i investeringsporteføljen i 4. kvartal utgjorde 248 mill. kroner sammenlignet med et tap på 932 mill. kroner i samme periode i 2001. For året totalt det realisert netto tap i porteføljen på 95 mill. kroner (tap på 760 mill. kroner)[1].

Orklas resultat pr. aksje ble 7,7 kroner mot 10,7 kroner foregående år. Før goodwillavskrivninger og andre inntekter og kostnader var resultat pr. aksje 10,6 kroner (12,8 kroner)[1]. Avvikene forklares primært av salget av eierandelen i Hartwall i 4. kvartal 2001, som ga et utslag på 3,8 kroner pr. aksje. Det er for 2002 lagt til grunn en skatteprosent på 26,2 %, som er noe høyere enn i 2001. Styret foreslår et utbytte på kr 3,40 mot kr 3,25 for 2001.

ORKLA FOODS - EBITA[2] = 311 VS 324 MILL. KRONER

- Resultatfremgang for Stabburet i Norge og Orkla Foods International
- Svakt resultat for seafoodvirksomheten i Polen
- Pizzaproduksjon i Ungarn vedtatt flyttet til Tsjekkia

Orkla Foods' driftsinntekter for 4. kvartal 2002 ble 3.041 mill. kroner. For videreført virksomhet korrigert for valutaomregningseffekter var inntektene 2 % høyere enn i 2001.

Driftsresultatet før goodwillavskrivninger i 4. kvartal 2002 ble 311 mill. kroner. For videreført virksomhet korrigert for valutaomregningseffekter var dette på nivå med samme periode i 2001. For året som helhet ble driftsresultatet før goodwillavskrivninger 902 mill. kroner. For videreført virksom-het korrigert for valutaomregning var dette 21 mill. kroner lavere enn i 2001.

Hovedårsaken til svekkelsen i driftsresultatet var en meget negativ utvikling for Superfish (seafood) i Polen. For å ta et sterkere grep om driften overtok Orkla Foods i februar 2003 de resterende 49 % av aksjene i selskapet. Ny administrerende direktør er tilsatt. Det er utarbeidet en detaljert handlingsplan for å bedre driften i selskapet. Blant annet vil Superfish bli overført fra Abba Seafood til Orkla Foods International og integrert med Orkla Foods øvrige virksomhet i Polen.

Stabburet hadde i Norge et godt 4. kvartal, noe som bidro til at resultatet for året ble bedre enn i 2001. Grandiosa Pizza Toast ble introdusert i markedet for dypfryste snackingprodukter i august, og ved årsskiftet var produktet markedsleder.

Procordia Food i Sverige hadde underliggende resultatfremgang i kvartalet og for året som helhet var driftsresultatet før goodwillavskrivninger i lokal valuta 10 % bedre enn i 2001. Årsaken til fremgangen var bedret salg samt effektiviseringstiltak som omfatter både variable og faste kostnader. Forbedringsprogrammet "Lyftet", som målsetter en reduksjon i kostnads-basen på cirka SEK 110 mill. innen utløpet av 2003, går i henhold til plan.

Både Beauvais i Danmark og Felix Abba i Finland hadde i 4. kvartal et svakere driftsresultat enn året før. For året som helhet hadde imidlertid Felix Abba et bedre driftsresultat. Abba Seafoods utvikling i Sverige var positiv i 4. kvartal.

Orkla Foods International hadde betydelig resultatfremgang i 4. kvartal, selv om resultatet for året totalt fortsatt ikke er på et tilfredsstillende nivå. Orkla Foods Romania leverte som forutsatt et positivt driftsresultat. For å styrke konkurransekraften i forkant av EUs utvidelse østover, vil Orkla Foods flytte produksjonen av dypfryst pizza fra Ungarn til fabrikken i Tsjekkia.

Orkla Food Ingredients viste et svakere driftsresultat enn i 2001, men i 4. kvartal var resultatet på nivå. Den danske virksomheten Credin ble som forutsatt formelt overtatt ved årsskiftet.

Bakers viste god volum- og resultatvekst i 4. kvartal. Økt satsing på bake-off produkter, kombinert med bra salg av julevarer, bidro sterkt til veksten.

1) Tall i parentes er for tilsvarende periode i 2001.

2) Tallene er driftsresultat før goodwillavskrivninger for 4. kvartal i 2002 vs 4. kvartal i 2001.

KONSERNBALANSE

Beløp i mill. kroner	31.12. 2002	31.12 2001
Eiendeler:		
Anleggsmidler	**26.786**	28.434
Porteføljeinvesteringer mv.	**11.998**	11.599
Omløpsmidler	**14.338**	14.612
Sum eiendeler	**53.122**	54.645
Egenkapital og gjeld:		
Egenkapital og minoritetsinteresser	**18.691**	18.957
Rentebærende gjeld	**22.443**	22.712
Rentefri gjeld og avsetninger	**11.988**	12.976
Sum egenkapital og gjeld	**53.122**	54.645
Egenkapitalandel (%):		
Bokført	**35,2**	34,7
Inkl. kursreserve før skatt	**35,4**	37,8

EGENKAPITALENDRING

Beløp i mill. kroner	31.12. 2002	31.12. 2001
Egenkapital 1.1.	**17.969**	16.447
Årets resultat etter minoritet	**1.611**	2.269
Utbytte	**(708)**	(685)
Tilbakekjøp egne aksjer	**(351)**	(64)
Omregningsdifferanse etc.	**(721)**	2
Sum	**17.800**	17.969

KONTANTSTRØM

Beløp i mill. kroner	1.1.-31.12. 2002	1.1.-31.12. 2001	1.10.-31.12. 2002	1.10.-31.12. 2001
Kontantstrøm Industri:				
Driftsresultat	**2.981**	3.231	**614**	798
Av- og nedskrivninger	**2.895**	2.606	**869**	687
Endring netto driftskapital	**195**	12	**297**	556
Kontantstrøm fra driften	**6.071**	5.849	**1.780**	2.041
Netto fornyelses- og miljøinv.	**(1.843)**	(1.960)	**(787)**	(932)
Fri kontantstrøm fra driften	**4.228**	3.889	**993**	1.109
Betalte finansposter	**(1.143)**	(1.301)	**(369)**	(410)
Fri kontantstrøm Industri	**3.085**	2.588	**624**	699
Fri kontantstrøm fra Investeringsområdet	**715**	955	**40**	141
Betalte skatter	**(973)**	(1.192)	**(102)**	(551)
Diverse	**(207)**	(116)	**(22)**	22
Kontantstrøm før kapitaltransaksjoner	**2.620**	2.235	**540**	311
Betalte utbytter	**(781)**	(739)	**0**	(16)
Tilbakekjøp egne aksjer	**(351)**	(64)	**(36)**	3
Kontantstrøm før ekspansjon	**1.488**	1.432	**504**	298
Ekspansjonsinvesteringer Industri	**(740)**	(726)	**(247)**	(282)
Solgte selskaper	**210**	2.455	**136**	2.232
Kjøpte selskaper	**(1.920)**	(4.769)	**(983)**	(317)
Netto kjøp/salg porteføljeinvesteringer	**(920)**	41	**(377)**	140
Netto kontantstrøm	**(1.882)**	(1.567)	**(967)**	2.071
Valutaeffekt netto rentebærende gjeld	**1.498**	416	**506**	203
Endring netto rentebærende gjeld	**384**	1.151	**461**	(2.274)
Netto rentebærende gjeld	**19.516**	19.132		

For Borregaard LignoTech var 4. kvartal preget av en viss volumnedgang samt svekket valutasituasjon. Volumnedgangen skyldes den internasjonale konjunktursituasjonen, økt konkurranse og sesongeffekter. Utvidelse av fabrikken i Sør-Afrika følger tidsskjema med planlagt oppstart i 2. kvartal 2003.

Borregaard ChemCell oppnådde et lavere resultat enn i 4. kvartal i 2001 i hovedsak grunnet nedgang i markedet for enkelte basiskjemikalier. For spesialcellulose ble effekten av lavere variable kostnader og høyere produksjon motvirket av den sterke kronen og et lavere salgsvolum.

For Borregaard Synthesis ble salget i 4. kvartal noe lavere enn i 2001, men resultatet i 4. kvartal var likevel vesentlig bedre. Forbedringen skyldes bedre produktmiks, god produksjon, kostnadsreduksjoner samt lavere pris på enkelte innsatsfaktorer.

Denofa hadde et svakt resultat i 4. kvartal sammenlignet med samme periode i fjor, hovedsakelig som følge av lavere leveranser av fiskeolje til fiskefôrindustrien, lavere industriell crushingmargin og lavere eksport av olje- og fettprodukter.

Borregaard Energi er en betydelig aktør i det norske energimarkedet med en egenproduksjon i størrelsesorden 490 GWh. Som en integrert del av denne virksomheten foregår også finansiell handel med kraftkontrakter. Normalt er resultatbidraget fra finansiell krafthandel ikke vesentlig, men i den ekstreme markedssituasjonen i Norge i 4. kvartal er det realisert gevinster på til sammen 44 mill. kroner. Dette motvirkes delvis av lavere egenproduksjon i perioden. Både Borregaard Hellefoss og Borregaard Vafos hadde negativ resultateffekt som følge av sterk kronekurs. I tillegg har Borregaard Hellefoss hatt produksjonsinnskrenkning på grunn av den generelle markedssituasjon for bokpapir.

FINANSIELLE INVESTERINGER

- Meget svake aksjemarkeder i 2002 og ingen vesentlig oppgang i 4. kvartal
- Porteføljens avkastning klart bedre enn markedet i 2002

Etter en nedgang på 33,8 % ved utgangen av 3. kvartal 2002 steg Oslo Børs Benchmark med 4,1 % i 4. kvartal 2002. Indeksen var med det 31,1 % lavere enn ved årets begynnelse. FT World Index er opp 5,7 % i kvartalet, men er for året som helhet svekket med 24,6 %. Etter utgangen av året har aksjemarkedene igjen vist en negativ tendens.

Orklas investeringsportefølje hadde en avkastning pr. 4. kvartal på -14,8 %. Av de største investeringene var utviklingen for Elkem relativt positiv i 2002, mens investeringen i Storebrand hadde negativ utvikling.

Investeringsområdets resultat før skatt pr. 4. kvartal ble 340 mill. kroner (underskudd på 110 mill. kroner)[1]. Realiserte tap i kvartalet utgjorde 248 mill. kroner, mot tap på 932 mill. kroner i samme periode foregående år. Det er netto realisert tap på 95 mill. kroner for hele 2002 (tap på 760 mill. kroner)[1]. I 2002 utgjorde mottatte utbytter 362 mill. kroner, en nedgang på 182 mill. kroner fra 2001. Orkla Finans-gruppen hadde resultatnedgang som følge av redusert aktivitet i Enskilda Securities (22,5 % eiet).

Det ble totalt netto kjøpt verdipapirer for 286 mill. kroner i 4.

ORKLA BRANDS - EBITA[2] = 222 VS 171 MILL. KRONER

- Positiv salgsutvikling i 4. kvartal
- Bred resultatfremgang i kvartalet drevet av nylanseringer samt positive effekter av interne effektiviseringsprosjekter
- Redesignprosjekt innen kjeksvirksomheten er gjennomført. Positiv resultateffekt fra og med 4. kvartal 2002, men nøytral effekt for året totalt

Orkla Brands' driftsinntekter for 4. kvartal 2002 ble 1.222 mill. kroner. Korrigert for valutaomregningseffekter var inntektene 3 % høyere enn i 2001. I positiv retning trekker god omsetningsutvikling for flere av virksomhetene. Sterkest vekst var knyttet til kjeksvirksomheten, Kosttilskudd og Lilleborg Storforbrukere. Fremgangen for kjeksvirksomheten skyldes blant annet godt salg av årets nylanseringer Café Cookies og Café Brownie Cookies. Dagligtekstiler hadde inntektsfall som hovedsakelig skyldes svekket distribusjon. Pr. 4. kvartal ble driftsinntektene til Orkla Brands 4.500 mill. kroner, som korrigert for valutaomregningseffekter er 1 % høyere enn fjoråret.

Driftsresultatet før goodwillavskrivninger ble i 4. kvartal 222 mill. kroner (171 mill. kroner)[1]. Resultatveksten var bredt fundert, men sterkest vekst hadde Lilleborg Dagligvare og Kjeks. Fremgangen skyldes god lønnsomhet og omsetningsutvikling for årets nylanseringer, positive effekter av forbedringsarbeid spesielt innen Kjeks, fortsatt høy eksport fra Lilleborg Dagligvare samt gunstig prisutvikling for enkelte innsatsfaktorer. Driftsresultatet før goodwillavskrivninger ble pr. 4. kvartal 787 mill. kroner, hvilket er 21 % bedre enn foregående år. Samtlige virksomheter, med unntak av Dagligtekstiler, hadde resultatvekst.

Markedsposisjonene ble i 2002 hovedsakelig opprettholdt for Orkla Brands, med unntak av Dagligtekstiler. Det har ikke vært foretatt store produktlanseringer i 4. kvartal. Årets viktigste lansering var hårpleieserien Define fra Lilleborg Dagligvare. Define er i dag markedsleder innen hårsegmentet i Norge. Forbedringsprosjektet innen kjeksvirksomheten, som ble iverksatt i 4. kvartal 2001, er avsluttet og bemanningsreduksjoner er gjennomført. Netto resultateffekt i kvartalet er positiv, men nøytrale på årsbasis som følge av kostnader av engangskarakter, primært i første halvår.

ORKLA MEDIA - EBITA[2] = 69 VS 102 MILL. KRONER

- Fortsatt nedgang i annonsemarkedene i Danmark og Polen
- Ukepresse i Norge fortsatte den positive utviklingen

Driftsinntektene for Orkla Media ble i 4. kvartal 1.788 mill. kroner, som for videreført virksomhet korrigert for valutaomregningseffekter var en nedgang på 6 %. Nedgangen skyldes fortsatt fall i annonseinntektene i Danmark og Polen. Driftsresultatet før goodwillavskrivninger ble 69 mill. kroner i 4. kvartal. For videreført virksomhet og korrigert for valutaomregningseffekter var dette en nedgang på 40 mill. kroner fra tilsvarende periode i 2001.

Berlingske i Danmark hadde også i 4. kvartal en nedgang i annonseinntektene sammenlignet med tilsvarende periode foregående år. Nedgangen fortsatte innenfor rubrikkmarkedet for stilling ledig. Annonsevolum- og opplagsutviklingen totalt for Berlingske er imidlertid i tråd med det danske totalmarkedet. Betydelige kostnadsreduksjoner på til sammen cirka 190 mill. kroner i 2002 er fortsatt ikke tilstrekkelig for å motvirke hele fallet i annonseinntektene. Trykkerisamarbeid med Politiken, samt ytterligere nedbemanninger vil bidra til forbedret kostnadsposisjon fremover.

Resultatet for avisvirksomheten i Norge viste i 4. kvartal en fremgang fra tilsvarende periode i 2001. Fremgangen skyldes i hovedsak positive effekter av kostnadsreduserende tiltak. Utviklingen i annonsevolum for gruppens dagsaviser i Norge i 4. kvartal var på nivå med samme periode i 2001, som var i tråd med totalmarkedets utvikling.

Avisvirksomheten i Øst-Europa hadde en mindre resultatnedgang i 4. kvartal sammenlignet med 2001. Det skyldes fortsatt svikt i annonsemarkedet i Polen. Nedgangen i annonsemarkedet i 4. kvartal var relativt mindre enn i tidligere kvartaler. Kostnadsreduksjoner motvirket deler av den negative annonseutviklingen. Opplagene viste fortsatt en negativ utvikling, men Orkla-avisenes andel av det totale opplagsmarked økte likevel. Gruppens aviser er markedsleder målt i opplag i Polen.

Ukepresse hadde resultatfremgang i 4. kvartal sammenlignet med tilsvarende periode i 2001. Fortsatt opplagsfremgang for Her og Nå i Norge, positiv inntekts- og kostnadsutvikling i det svenske bladforlaget Medströms samt generelle kostnadseffektiviseringer forklarte fremgangen.

Direkte Markedsføring viste et resultat for videreført virksomhet som var på nivå med 4. kvartal i 2001.

Det er i 4. kvartal foretatt nedskrivninger og avsetninger knyttet til vedtatt trykkerisamarbeid med Politiken i Danmark samt for ytterligere nedbemanning i Berlingske.

KJEMI - EBITA[2] = 131 VS 132 MILL. KRONER

- Styrket norsk krone og svekket dollar påvirket omsetning og resultatene negativt
- Internasjonale konjunkturer bidro til lavere salgsvolumer for de fleste områdene
- Fortsatt gode resultater for ligninvirksomheten
- Godt resultat fra finansiell krafthandel i 4. kvartal

Borregaards driftsinntekter ble 1.381 mill. kroner i 4. kvartal, en nedgang på 11 % for videreført virksomhet korrigert for valutaomregningseffekter. Driftsresultat før goodwillavskrivninger ble 131 mill. kroner (132 mill. kroner)[1]. LignoTech hadde også i 4. kvartal et godt resultat. Utviklingen i Borregaard ChemCell og Denofa var noe svakere enn samme periode i 2001, med dette oppveies av høyt resultatbidrag fra finansiell krafthandel. Den nye virksomheten i Sveits ble konsolidert med virkning fra 31.12.2002.

Borregaards driftsinntekter ble 5.726 mill. kroner for hele 2002, en nedgang på 8 % for videreført virksomhet korrigert for valutaomregningseffekter. Driftsresultatet før goodwillavskrivninger ble 537 mill. kroner (569 mill. kroner)[1]. Styrket norsk krone og svekket dollar ga lavere salgsinntekter og lønnsomhet, spesielt for eksport fra Norge. I tillegg bidro generelt noe lavere volumer og svikt i fiskeoljemarkedet til å forklare nedgangen både i driftsinntektene og driftsresultatet. I 2. halvår 2001 besluttet kjemiområdet å øke sikringsomfanget av fremtidige kontantstrømmer i USD. Dette har bidratt til å dempe effekten av sterk norsk krone og svak dollar. Ved årsskiftet var den urealiserte valutagevinsten cirka 400 mill. kroner. Gevinsten vil variere med USD-kursen og bli inntektsført i takt med salg av produkter med oppgjør i USD, primært i 2003 og 2004.

Beløp i mill. kroner	Driftsinntekter 1.1.-31.12. 2002	2001	1.10.-31.12. 2002	2001	Driftsresultat før goodwillavskrivninger 1.1.-31.12. 2002	2001	1.10.-31.12. 2002	2001
Orkla Foods	**11.062**	11.133	**3.041**	3.054	**902**	952	**311**	324
Orkla Drikkevarer [i]	**14.516**	14.924	**3.471**	3.697	**1.364**	1.311	**165**	221
Orkla Brands	**4.500**	4.527	**1.222**	1.199	**787**	648	**222**	171
Orkla Media	**7.079**	7.453	**1.788**	1.936	**148**	294	**69**	102
Elimineringer	**(157)**	(153)	**(48)**	(48)	**0**	0	**0**	0
Merkevarer	**37.000**	37.884	**9.474**	9.838	**3.201**	3.205	**767**	818
Kjemi	**5.726**	6.581	**1.381**	1.658	**537**	569	**131**	132
HK/ufordelt/elimineringer	**(58)**	79	**(5)**	(23)	**(116)**	(117)	**(28)**	(39)
Industri	**42.668**	44.544	**10.850**	11.473	**3.622**	3.657	**870**	911
Investeringer	**311**	255	**133**	104	**41**	29	**27**	6
Konsernet	**42.979**	44.799	**10.983**	11.577	**3.663**	3.686	**897**	917

i) Endrede regnskapsprinsipper for Carlsberg Breweries gjør at kvartalstallene ikke er direkte sammenlignbare.

ORKLA DRIKKEVARER - EBITA[2] = 165 VS 221 MILL. KRONER (165 VS 139 MILL. KRONER VED NYE REGNSKAPSPRINSIPPER)

- Resultatfremgang i Norden
- Positive effekter av restruktureringsarbeid
- 6 % volumvekst for Carlsberg-merket i 2002

Orklas 40 % eierandel i Carlsberg Breweries representerte i 4. kvartal en omsetning på 3.471 mill. kroner. Justert for valutaomregnings-effekter ga dette en vekst på 3 % sammenlignet med samme periode i 2001.

Driftsresultatet før goodwillavskrivninger ble i 4. kvartal 165 mill. kroner. Basert på like regnskapsprinsipper ville det tilsvarende tallet for 2001 vært 139 mill. kroner. For året var driftsresultatet før goodwillavskrivninger 1.364 mill. kroner, en fremgang på 14 % sammenlignet med 2001 korrigert for valutaomregningseffekter. Samtlige markedsområder viste resultatvekst for året, og den største fremgangen var i Norden. For hele 2002 økte resultatbidraget fra tilknyttede selskaper med 43 mill. kroner.

Som omtalt ovenfor gir endret regnskapspraksis betydelige utslag ved sammenligning med Orklas rapporterte tall for 4. kvartal 2001. Den underliggende driften i Carlsberg Breweries i 4. kvartal beskrives best ved å sammenligne med Carlsberg Breweries tall for 2001 i henhold til ny og sammenlignbar regnskapspraksis. Kommentarer til utviklingen for det enkelte markedsområdet er derfor basert på Carlsberg Breweries regnskapstall på 100 % basis og i DKK, for også å eliminere effekten av stigende norsk kronekurs.

Carlsbergs Breweries' salgsvolum for øl ble i 4. kvartal 18,1 mill. hektoliter, tilsvarende en økning på 12 % sammenlignet med samme periode foregående år. Volumet for andre drikkevarer ble 4,6 mill. hektoliter, en reduksjon på 6 % i forhold til samme periode i 2001.

Driftsinntektene for markedsområdet Nord- og Vest-Europa ble DKK 6.869 mill. i 4. kvartal, 1 % lavere enn for samme periode i 2001. EBITA økte med DKK 253 mill. til DKK 391 mill. Pr. 4. kvartal var EBITA DKK 2.269 mill., en økning på 27 % sammenlignet med foregående år.

Resultatutviklingen i Norden var positiv også i 4. kvartal. Det pågående restruktureringsarbeidet i Sverige ga positive effekter i kvartalet. Pr. 4. kvartal hadde samtlige virksomheter i Norden fremgang sammenlignet med 2001, resultatutviklingen i Norge og Finland var spesielt tilfredsstillende. Virksomhetene i Sveits og Tyskland hadde også resultatfremgang i 4. kvartal som følge av effekter fra restruktureringsprosjektene.

Driftsinntektene i markedsområdet Sentral- og Øst-Europa ble DKK 1.442 mill. i 4. kvartal, en økning på 5 % sammenlignet med samme periode i 2001. EBITA ble DKK 146 mill., 12 % svakere enn i 4. kvartal 2001. Tyrkia er fortsatt preget av meget vanskelig økonomisk klima med høy inflasjon, svekket valuta og høyt rentenivå. Dette ga svake resultater i Türk Tuborg og for året var EBITA negativt med DKK -133 mill. Det er foretatt betydelige endringer i ledelsen og ny forretningsplan er under implementering. Pr. 4. kvartal hadde markedsområdet Sentral- og Øst-Europa EBITA på DKK 1.274 mill. mot DKK 1.204 mill. i 2001.

Markedsveksten for øl i Russland var relativt lav i annet halvår av 2002. Høy vekst i begynnelsen av året bidro imidlertid til en vekst på årsbasis på cirka 9 %. Selv om rapportert markedsvekst vil kunne variere fra kvartal til kvartal, oppfattes årets nivå på cirka 9 % å være representativt for den underliggende veksten i markedet, og på nivå med det som forventes for 2003. Pr. 4. kvartal var markedsveksten 14 % i Ukraina og 18 % i de baltiske statene. BBH hadde volumfremgang i Russland, Ukraina og de baltiske statene på henholdsvis 22 %, 27 % og 20 %. På det russiske markedet økte BBH sin markedsandel i 2002 til 33 %.

Den nye forretningsstrukturen i Polen bidro til salgsfremgang i 4. kvartal, og lanseringen av Carlsberg-merket på halvlitersflaske i 3. kvartal bidro positivt også i 4. kvartal.

Driftsinntektene for Carlsberg Asia (50 %) i 4. kvartal ble DKK 222 mill. og EBITA ble DKK 70 mill. Resultatene i Thailand inkluderer fortsatt den tidligere omtalte resultatgarantien som er gitt av Carlsberg Breweries' partner i Carlsberg Asia.

Utviklingen i Malaysia og Singapore var tilfredsstillende, mens utviklingen av virksomheten i Thailand var svakere enn forventet.

B

Ved retur: Orkla ASA, Aksjonærservice
Postboks 423 Skøyen, 0213 OSLO

Ved adresseendring skal aksjonærer kontakte sin kontofører (bank o.l.).

Finansiell informasjon om Orkla finnes på: www.orkla.no

kvartal. De største transaksjonene var netto kjøp av aksjer i Rieber & Søn for 307 mill. kroner samt avhendelse av eierandelen i Norway Seafoods Holding for 361 mill. kroner.

Verdijustert egenkapital etter skatt er redusert med 2.318 mill. kroner i 2002 til 10.240 mill. kroner, hvorav reduksjonen i 4. kvartal utgjorde 124 mill. kroner. Markedsverdien av porteføljen var 12.060 mill. kroner ved utløpet av året. Andelen utenlandske investeringer utgjorde 29,8 %. Den urealiserte kursreserven utgjorde 190 mill. kroner, tilsvarende 1,6 % av porteføljens markedsverdi. På grunn av fortsatt nedgang i aksjemarkedene hittil i 2003, var kursreserven pr. 18.2.2003 negativ med vel 400 mill. kroner.

Kontantstrøm og kapitalforhold

Fri kontantstrøm fra industriområdet i 2002 var 500 mill. kroner bedre enn i 2001. Positiv utvikling i driftskapitalen, primært drevet av drikkevarer, samt lavere finansposter, bidro til å forklare fremgangen.

Ekspansjonsinvesteringer innen Carlsberg Breweries' virksomheter i Sentral og Øst-Europa forklarte i hovedsak ekspansjonsinvesteringene i industriområdet på vel 700 mill. kroner. Kjøpte selskaper utgjorde netto cirka 1.700 mill. kroner i 2002. Disse er primært knyttet til oppkjøp innen Drikkevarer, Orkla Foods kjøp av danske Credin samt kjemiområdets kjøp av kjemiselskap i Sveits.

Konsernets netto kjøp av porteføljeaksjer var vel 900 mill. kroner i 2002. Av dette representerte økt eierandel i Elkem det vesentligste. Tilbakekjøp av egne aksjer i 2002 utgjorde 351 mill. kroner sammenlignet med 64 mill. kroner i 2001. Årets tilbakekjøp av egne aksjer tilsvarer 1,2 % av utestående aksjer.

Positive valutaeffekter på netto rentebærende gjeld utgjorde cirka 1.500 mill. kroner. Netto rentebærende gjeld økte med 384 mill. kroner i 2002.

Gjennomsnittlig rentenivå i 2002 var 5,4 %. Ved inngangen til 2003 er gjennomsnittlig lånerente på 5,1 %, og andelen rentebærende gjeld med flytende rente på 85 %. Denne fordeler seg i hovedsak på valutaene NOK, EUR, SEK, DKK og USD, hvorav 23 % i NOK og 77 % i utenlandsk valuta.

Konsernets totalbalanse, som i betydelig grad inneholder eiendeler utenfor Norge, har som følge av den styrkede norske kronen blitt redusert ved at disse eiendeler har en lavere omregningsverdi. Tilsvarende er konsernets egenkapital blitt redusert med cirka 700 mill. kroner mens konsernets gjeld, som i betydelig grad også er i utenlandsk valuta, er som nevnt redusert gjennom valutaomregningseffekter på cirka 1.500 mill. kroner. Bokført egenkapitalandel var pr. 4. kvartal 35,2 %, en økning på 0,5 %-poeng fra 31.12.2001.

Andre forhold

På bedriftsforsamlingens møte 21. november 2002 ble Johan Fr. Odfjell valgt som styremedlem og styreleder i Orkla ASA. Han etterfølger Tom Ruud, som fratrådte som følge av at nye arbeidsoppgaver i Nordea-konsernet ikke var forenelig med vervet som styreleder i Orkla ASA. Styret retter en takk til Tom Ruud for hans fine innsats til selskapets beste.

Generalforsamling

Ordinær generalforsamling avholdes 30. april 2003 kl. 15.00 i Ingeniørenes Hus i Oslo. Årsrapport vil bli sendt ut i uke 13.

Utsikter

Det er fortsatt usikkerhet knyttet til utviklingen i verdensøkonomien i 2003. De fleste av Orklas produktgrupper innenfor merkevareområdet er kun moderat påvirket av de generelle konjunkturene, og resultatutviklingen preges mer av konkurranseforholdene i de enkelte markeder. Slik utsiktene kan bedømmes i skrivende stund, bør det i sum være mest sannsynlig med en viss resultatfremgang for Orkla Foods, Orkla Brands og Orkla Drikkevarer. Carlsberg Breweries anslår en forventet vekst i driftsresultatet før goodwillavskrivninger på 5-10 % (i lokal valuta) i 2003. For Orkla Media er det fortsatt ingen tegn til bedring i annonsemarkedene. Iverksatte kostnadstiltak ventes imidlertid å bidra til resultatfremgang. Kjemiområdet er eksponert mot globale konjunkturer og valutautviklingen, og rammebetingelsene er svakere for kjemivirksomheten ved inngangen til 2003 enn på samme tid i fjor.

En usikker verdensøkonomi preger også børsmarkedene. For Orklas investeringsområde vil realiseringen av porteføljegevinster i 2003 være avhengig av en positiv markedsutvikling. Eventuell markedsnedgang vil gi negativ kursreserve som må kostnadsføres i regnskapet.

Utvikling i norsk økonomi, med en sterk krone og høy lønnsvekst, er bekymringsfull og vil påvirke konkurransedyktigheten til Orklas norske virksomheter negativt. Dette vil igjen påvirke konsernets investeringsnivå i Norge, i det konsernet over tid må legge sin virksomhet der det har de beste konkurransemessige forutsetninger.

Oslo, 19. februar 2003
Styret i Orkla ASA

ORKLA